FSF FINANCIAL CORP.

Financial Services Holding Company

www.ffhh.com

ANNUAL REPORT

2003

FSF FINANCIAL CORP.
2003 ANNUAL REPORT

TABLE OF CONTENTS

CORPORATE PROFILE AND STOCK MARKET INFORMATION

Corporate Profile

FSF Financial Corp. ("the Corporation") is the holding company for First Federal fsb ("First Federal") and Insurance Planners. Insurance Planners is an independent property and casualty insurance agency located in Hutchinson, Minnesota. Additionally, on November 17, 1998, the Corporation acquired Homeowners Mortgage Corporation ("HMC"), a mortgage banking company located in Vadnais Heights, Minnesota. As of June 1, 2000, HMC became an operating subsidiary of First Federal ("the Bank") following regulatory approval. Since becoming an operating subsidiary of the Bank, HMC has become an integral part of the residential construction lending function. The terms "First Federal," "Bank," and "HMC" are synonymous when used in conjunction with residential lending and residential construction lending in this document.

First Federal's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds to make a variety of loans. The Federal Deposit Insurance Corporation, subject to applicable limits, insures deposits with First Federal. At September 30, 2003, First Federal operated 13 retail-banking offices in Minnesota.

Stock Market Information

Since its issuance in October 1994, the Corporation's common stock has been traded on the NASDAQ National Market. The daily stock quotation for FSF Financial Corp. is listed in the NASDAQ National Market published in *The Wall Street Journal*, the *Minneapolis Tribune,* and other leading newspapers under the trading symbol of "FFHH." For a listing of the stock price as published by the NASDAQ statistical report, see "Selected Quarterly Financial Data."

The number of stockholders of record of common stock as of the record date of November 30, 2003, was approximately 511. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At November 29, 2003, there were 2,303,514 shares issued and outstanding.

The Corporation's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form or (2) the regulatory capital requirements imposed by the OTS.

SELECTED FINANCIAL AND OTHER DATA FOR FSF FINANCIAL CORP.

Financial Condition **(dollars in thousands)**

Year Ended September 30,	2003	2002	2001	2000	1999
Total assets	$ 541,152	$ 532,160	$ 473,631	$ 466,515	$ 418,094
Loans held-for-sale	17,122	29,242	12,082	3,191	5,334
Loans receivable, net	358,708	382,690	340,484	341,813	278,290
Mortgage-backed securities held-to-maturity	-	20,679	25,731	26,986	27,587
Mortgage-backed securities available-for-sale	29,923	29,196	27,481	15,369	15,979
Debt securities held-to-maturity	-	12,447	12,420	18,393	19,937
Debt securities available-for-sale	12,178	-	3,055	12,728	12,794
Equity securities available-for-sale	12,009	12,046	12,021	12,321	12,909
Cash and cash equivalents (1)	80,601	14,615	12,594	8,482	19,265
Savings deposits	391,015	381,924	312,541	294,823	231,651
Other borrowings	93,000	98,000	113,500	127,500	140,967
Stockholders' equity	51,187	45,881	41,941	39,765	42,325

Summary of Operations **(dollars in thousands)**

Year Ended September 30,	2003	2002	2001	2000	1999
Interest income	$ 33,518	$ 35,174	$ 35,310	$ 32,877	$ 29,420
Interest expense	14,686	17,248	21,900	19,753	18,198
Net interest income	18,832	17,926	13,410	13,124	11,222
Provision for loan losses	1,228	811	1,077	216	456
Noninterest income	10,799	8,975	6,599	4,825	5,259
Noninterest expense	18,627	16,131	12,815	11,979	11,826
Net income	6,089	6,032	3,733	3,504	2,505

Other Selected Data

Year Ended September 30,	2003	2002	2001	2000	1999
Return on average assets	1.12%	1.18%	0.80%	0.81%	0.59%
Return on average equity	12.49%	13.69%	9.09%	8.54%	5.74%
Average equity to average assets	8.96%	8.62%	8.86%	9.49%	10.26%
Net interest rate spread (2)	3.50%	3.53%	2.77%	2.93%	2.39%
Nonperforming assets to total assets	1.33%	0.94%	0.65%	0.28%	0.13%
Allowance for loan losses to net loans	0.45%	0.41%	0.44%	0.44%	0.48%
Basic earnings per share	$ 2.70	$ 2.77	$ 1.68	$ 1.46	$ 0.94
Diluted earnings per share	$ 2.55	$ 2.63	$ 1.61	$ 1.43	$ 0.90
Cash dividends declared per share	$ 1.20	$ 1.00	$ 0.60	$ 0.50	$ 0.50
Dividend payout ratio	43.70%	36.02%	34.90%	34.40%	53.10%

1. Consists of cash due from banks, interest-bearing deposits, and other investments with original maturities of less than three months.
2. Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

FSF FINANCIAL CORP.
201 Main Street South • Hutchinson, MN 55350-2573 • Tele. 320-234-4500 • Fax 320-234-4542

To Our Shareholders:

This annual report includes information on the financial performance for FSF Financial Corp., and we would like to take this opportunity to provide you with some of the significant accomplishments and highlights.

Net income of $6.1 million was a new record for the Corporation. Even though net income increased over the level of one year ago, earnings per share decreased slightly due to an increase in the number of shares outstanding. We view the increase in the number of shares outstanding as a positive event, even though it resulted in a reduction in earnings per share. A number of individuals exercised stock options and are holding the shares for investment purposes. Their confidence in the performance of the Corporation is rewarding.

We continue to focus on residential construction lending. During the last year, we originated almost $220 million of residential construction loans, the majority of which were made to the owner-occupant of the home. The loans are short-term (maturing in one year or less); provide interest earnings at rates that are generally above market rates; and when the construction is completed, the majority of the loans are modified and sold into the secondary market. The risk profile associated with construction loans is generally higher than other residential lending and is the main reason for earnings that are greater than current market rates. As we have experienced losses within our residential construction portfolio, we have tightened our credit standards, strengthened our reserves, resolved various nonperforming loans, and implemented fraud detection software. During a year when refinance activity contributed heavily to noninterest income for many financial institutions, we experienced a diminished impact. In fiscal 2002, we had total gains from the sale of mortgages of $4.3 million, and $1.5 million of that total was attributable to residential construction loans. In fiscal 2003, the gains from the sale of mortgages increased to $5.0 million, and $3.0 million of that amount came from residential construction loans. We believe that this market segment provides a sustainable source of future income, both interest income during the construction phase and noninterest income when the mortgage is sold, that may not be as sensitive to interest rate changes as other types of lending.

During the last year, we introduced our on-line banking product. We are excited about the usage and acceptance of this additional delivery vehicle. The electronic banking segment (on-line banking, bill payment, telephone banking, and ACH activity) accounts for more than 50% of our banking transactions. We are pleased that we are able to provide a variety of delivery systems that are cost-effective to our customers and shareholders alike.

We achieved a return on assets ("ROA") of 1.12% and a Return on Equity ("ROE") of 12.49% for the year ended September 30, 2003. We believe that these measures compare favorably to statistics compiled by the FDIC for all savings institutions with total assets of $500 million to $1 billion. There are 140 such institutions and through June 30, 2003, the latest reported period, the institutions achieved an average ROA of 0.98% and an ROE of 9.43%.

Book value of the Corporation increased from $20.79 at September 30, 2002 to $22.30 this year. In October 2002, your Board of Directors announced an increase in the quarterly dividend of $0.05 to $0.30, providing a dividend yield in excess of 3%.

We are also encouraged by the movement in our stock price during the last year. At September 30, 2002, the common stock of FSF Financial Corp. closed at $19.80, and at September 30, 2003, the closing price was $30.82.

Insurance Planners, Homeowners Mortgage Corporation, and Firstate Investments, FSF Financial Corp.'s family of companies, continue to provide high-quality products and services that complement and supplement the offerings of the Bank and contribute to the continued profitability of our Corporation.

Thank you for your confidence and investment in FSF Financial Corp. We hope that you are using some of our many products and services. If not, please consider doing so. Our best sales people are our satisfied customers.

Sincerely,

Donald A. Glas
Co-Chairman/Chief Executive Officer

George B. Loban
Co-Chairman/President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," and "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the affect of integrating newly acquired businesses, the ability to control costs and expenses, and general economic conditions. FSF Financial Corp. undertakes no obligation to publicly release the results of any revisions to those forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The Corporation does not engage in any active business. The earnings of the Corporation depend primarily on the Bank's net interest income, and to a lesser extent, income from its wholly owned subsidiary Insurance Planners. Net interest income is affected by the interest rates that the Bank receives from its loans and investments and by the interest rates that the Bank must pay for its sources of funds. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread." When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will produce net interest income. The level of construction loans outstanding has impacted the Bank's interest income. The Bank originates construction loans, and all construction loans are closed in the Bank's name and administered and monitored by the Bank's personnel.

In addition, the Bank receives income from service charges on deposit accounts, other service charges and fees, commission income, and income from the sale of loans to the secondary market. When construction loans are complete, a modification agreement is executed and the loan is sold in the secondary market, any gain on sale appears on the Bank's income statement. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance, property operations and maintenance, advertising, and other related business expenses.

Earnings of the Bank are significantly affected by economic and competitive conditions, particularly changes in interest rates, government policies, and regulations of various regulatory authorities.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the Corporation during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rates (changes in rate multiplied by old average volume), (2) changes in volume (changes in average volume multiplied by old rate), and (3) total changes in rate/volume. The combined effects of changes in both volume and rate that cannot be separately identified have been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease) Due To		
	Rate	Volume	Total
Year Ended September 30, 2003 vs. 2002:		(In Thousands)	
Interest income:			
Loans receivable	$ (2,509)	$ 1,545	$ (964)
Mortgage-backed securities	(330)	(449)	(779)
Securities	(417)	504	87
Total change in interest income	(3,256)	1,600	(1,656)
Interest expense:			
Deposit accounts	(2,887)	1,009	(1,878)
Federal Home Loan Bank borrowings	(286)	(398)	(684)
Total change in interest expense	(3,173)	611	(2,562)
Net change in net interest income	$ (83)	$ 989	$ 906

	Rate	Volume	Total
Year Ended September 30, 2002 vs. 2001:		(In Thousands)	
Interest income:			
Loans receivable	$ (2,623)	$ 3,376	$ 753
Mortgage-backed securities	(298)	333	35
Investment securities	(874)	(50)	(924)
Total change in interest income	(3,795)	3,659	(136)
Interest expense:			
Deposit accounts	(5,576)	2,228	(3,348)
Federal Home Loan Bank borrowings	(290)	(1,014)	(1,304)
Total change in interest expense	(5,866)	1,214	(4,652)
Net change in net interest income	$ 2,071	$ 2,445	$ 4,516

Average Balances

The following table sets forth information relating to the Corporation's average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities for the periods indicated. Average balances are derived from daily balances.

	Years Ended September 30,								
	2003			2002			2001		
	Average Balance	Income/ Expense	Average Yield/ Cost	Average Balance	Income/ Expense	Average Yield/ Cost	Average Balance	Income/ Expense	Average Yield/ Cost
Interest-Earning Assets	(in thousands)			(in thousands)			(in thousands)		
Loans receivable (1)	$ 403,388	$ 30,425	7.54%	$ 383,892	$ 31,389	8.18%	$ 344,470	$ 30,636	8.89%
Mortgage-backed securities	41,022	1,651	4.02%	51,415	2,430	4.72%	44,791	2,395	5.35%
Securities (2)	70,158	1,442	2.06%	48,519	1,355	2.79%	50,262	2,279	4.53%
Total interest-earning assets	514,568	33,518	6.51%	483,826	35,174	7.27%	439,523	35,310	8.03%
Interest-Bearing Liabilities									
NOW and money market accounts	$ 64,959	334	0.51%	$ 56,294	411	0.73%	$ 35,305	266	0.75%
Passbook savings	87,558	1,011	1.15%	92,974	1,585	1.70%	87,064	3,491	4.01%
Certificates of deposit	242,015	8,255	3.41%	211,294	9,482	4.49%	176,336	11,069	6.28%
Total deposits	394,532	9,600	2.43%	360,562	11,478	3.18%	298,705	14,826	4.96%
FHLB advances and other borrowed funds	93,699	5,086	5.43%	100,871	5,770	5.72%	117,957	7,074	5.99%
Total interest-bearing liabilities	488,231	14,686	3.01%	461,433	17,248	3.74%	416,662	21,900	5.26%
Net Interest Income		$ 18,832			$ 17,926			$ 13,410	
Net Interest Rate Spread (3)			3.50%			3.53%			2.77%
Net Interest Rate Margin (4)			3.66%			3.70%			3.05%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.05x			1.05x			1.05x		

1. Average balances include nonaccrual loans and loans held-for-sale.
2. Includes interest-bearing deposits in other financial institutions.
3. Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
4. Net interest rate margin represents net interest income as a percentage of average interest-earning assets.

Changes in Financial Condition

General
Total assets increased from $532.2 million at September 30, 2002 to $541.2 million at September 30, 2003. This increase of $9.0 million was mainly funded by deposit growth and resulted in an increase in cash and cash equivalents, offset by a decrease in loans receivable, loans held-for-sale, and securities. The Bank has continued to experience good demand for loans and supplemented the internal loan origination of $572.3 million with purchases of other loans totaling $4.0 million that met the interest rate risk and credit risk criteria established by management.

Securities Available-for-Sale
Equity securities decreased by $37,000 due to a decrease in the market value of fund investments. During the current fiscal year, the Corporation transferred all its held-to-maturity debt securities and mortgage-backed and related securities to the available-for-sale category. The fair value of these securities at the time of transfer was $31.0 million, and the unrealized gain, net of income taxes, was $561,000. During this fiscal year, $9.0 million of securities available-for-sale were purchased. The net unrealized losses on securities available-for-sale increased from $123,000 at September 30, 2002 to an unrealized gain of $640,000 at September 30, 2003. This change was primarily due to the transfer of securities from held-to-maturity to available-for-sale and the market rate of interest decreasing as compared to the contractual rate of interest on securities held in the portfolio.

Securities Held-to-Maturity
During the current fiscal year, the Bank transferred all the securities held-to-maturity to available-for-sale.

Loans Held-for-Sale
Net loans held-for-sale decreased from $29.2 million at September 30, 2002 to $17.1 million at September 30, 2003. The Bank had firm commitments to sell these loans held-for-sale that were closed by September 30, 2003.

Loans Receivable
Net loans receivable decreased from $382.7 million at September 30, 2002 to $358.7 million at September 30, 2003. This decrease of $24.0 million was a result of decreases in other real estate mortgages totaling $24.5 million, an increase in net construction loans totaling $19.0 million, and agricultural loans in the amount of $1.1 million, partially offset by a decline in one-to-four-family loans of $18.1 million.

The composition of the loans originated was indicative of the change in the Corporation's loan portfolio. During the last five years, one-to-four-family residential mortgages decreased from 38.8% of all loans to 8.5%. The interest rate risk profile of residential mortgages causes the Bank to sell the majority of such loans in the secondary market. The diversification of the loan portfolio helped to mitigate the impact of interest rate reductions on the average yield in the loan portfolio, which decreased to 7.54% for the year ended September 30, 2003, as compared to 8.18% in the prior year. While this yield decreased 64 basis points, the cost of funds decreased by 73 basis points. See "Average Balances" on page 6.

Deposits
Deposits, after interest credited, increased from $381.9 million at September 30, 2002 to $391.0 million at September 30, 2003, an increase of $9.1 million. Overall cost of funds on deposits during the period decreased 75 basis points (100 basis points equals 1%) as the Bank attempted to maintain deposit rates consistent with market place competitors. Demand deposits increased $7.0 million, or 11.2%, from September 30, 2002 to September 30, 2003. Savings account balances decreased $2.4 million during the same period, while certificates of deposit increased $4.5 million. The Bank utilized this increase in deposits to fund the continued loan growth and to reduce Federal Home Loan Bank ("FHLB") borrowings. Borrowings decreased by $5.0 million during fiscal 2003 due to principal payments. The Bank was able to fund lending and investments with loan repayments and deposit growth.

Stockholders' Equity
At September 30, 2003, total stockholders' equity increased $5.3 million to $51.2 million from $45.9 million at September 30, 2002. The increase was primarily due to net income of $6.1 million during the period coupled with the exercise of stock options and an increase in accumulated comprehensive income offset by stock repurchases and dividends paid.

Accumulated other comprehensive income increased as a result of changes in the net unrealized loss on the securities available-for-sale due to fluctuations in interest rates and the transfer of securities from held-to-maturity. Pursuant to accounting principles generally accepted in the United States of America, securities available-for-sale are recorded at current market value and net unrealized gains or losses on such securities are excluded from current earnings and reported net of income taxes as part of comprehensive income, until realized. Because of interest rate volatility, the Corporation's accumulated other comprehensive income could materially fluctuate for each interim period and year end. Unrealized losses on investment securities available-for-sale will not affect the Corporation's net income until the securities are sold.

Comparison of Years Ended September 30, 2003 and 2002

Net Income
Net income increased to $6.1 million for the year ended September 30, 2003 from $6.0 million for the year ended September 30, 2002. The increase was primarily due to an increase in noninterest income of $1.8 million and an increase in net interest income of $906,000 less an increase in noninterest expense of $2.5 million.

Interest Income
Total interest income decreased to $33.5 million for the year ended September 30, 2003 from $35.2 million for the year ended September 30, 2002. Interest income on loans decreased by $964,000 from $31.4 million for the year ended September 30, 2002 to $30.4 million for the year ended September 30, 2003. This was a result of a $19.5 million increase in the average balance of loans receivable from $383.8 million at September 30, 2002 to $403.3 million at September 30, 2003. The average yield decreased from 8.18% at September 30, 2002 to 7.54% at September 30, 2003. Interest income on mortgage-backed securities decreased $779,000 from September 30, 2002 to September 30, 2003. The average balance of securities increased by $21.6 million during the fiscal year, and the yield decreased from 2.79% to 2.06%. The yield on interest-earning assets decreased from 7.27% at September 30, 2002 to 6.51% at September 30, 2003. Interest income increased by $1.6 million as a result of increased volume during the year while the changes in rates caused interest income to decrease by $3.2 million. Details are contained in the tables at pages 5 and 6.

Interest Expense
Total interest expense decreased to $14.7 million for the 2003 fiscal year from $17.2 million for the 2002 fiscal year, as the average balance of total interest-bearing liabilities increased $26.8 million and the average cost of funds decreased 73 basis points. The increased cost of deposits attendant to the growth of balances was approximately $1.0 million, while the decrease associated with a change in rate was approximately $2.9 million. The cost associated with interest-bearing deposits decreased from 3.18% for the year ended September 30, 2002 to 2.43% for the same period ended September 30, 2003. The cost associated with borrowed funds decreased to 5.43% for fiscal 2003 as compared to 5.72% for fiscal 2002. Decreased volumes reduced interest expense by $398,000, and $286,000 of the decrease was rate related. Details are contained in the tables at pages 5 and 6.

Net Interest Income
Net interest income increased $906,000 during the 2003 fiscal year. Changes in interest rates caused a decrease in net income of $83,000, while volumes accounted for an increase in net interest income of $989,000.

Provision For Loan Losses
The allowance for losses on loans is maintained at a level that is considered by management to be appropriate to absorb probable incurred losses on existing loans that may become uncollectible based on an evaluation of the collectibility, prior loss experience, and market conditions. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is established through a provision for loan losses charged to expense.

The Bank's loan loss provision increased from $811,000 for the year ended September 30, 2002 to $1.2 million for the year ended September 30, 2003. The Bank's allowance for loan losses was $1.7 million at September 30, 2003. The allowance for loan losses represents 0.45% of net loans outstanding and 23.7% of total nonperforming assets.

A loan is impaired when, based on current information and events, the Bank will be unable to collect all amounts contractually due under a loan agreement. When a loan is determined to be impaired, a valuation allowance is established based upon the difference between investment in the loan and the fair value of the collateral securing the loan. While the Bank maintains its allowance for loan losses at a level that it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

Noninterest Income
Total noninterest income increased by $1.8 million to $10.8 million for the year ended September 30, 2003 from $9.0 million for the year ended September 30, 2002. Gains on loans sold increased from $4.3 million for fiscal year 2002 to $5.0 million for fiscal year 2003 primarily due to an increase in the number of residential construction loans that were modified and sold in the secondary market. Other service charges and fees increased from $1.4 million for the year ended September 20, 2002 to $1.7 million for the year ended September 30, 2003, primarily due to declining interest rates that helped boost the purchase and refinance markets. Service charges on deposit accounts increased $729,000 due to an increase in fees charged on overdrafts.

Noninterest Expense
Total noninterest expense increased from $16.1 million for the year ended September 30, 2002 to $18.6 million for the year ended September 30, 2003. Compensation and benefits increased $2.1 million, as a result of higher indirect administrative costs related to the higher levels of mortgage and construction lending activities and merit increases and higher ESOP expense due to release of 11,276 extra shares, combined with an increase in the value of the Company's stock. Occupancy and equipment expense increased $262,000 due to increased computer and software depreciation.

Income Tax Expense
Income tax expense decreased $240,000 to $3.7 million, which was primarily due to a decrease of $183,000 in pretax income. A state income tax refund of approximately $119,000, in addition to a reduction of state income tax for the current fiscal year, impacted the nominal tax rate for the comparative periods resulting from an apportionment formula related to the multi-state residential construction lending.

Comparison of Years Ended September 30, 2002 and 2001

Net Income
Net income increased to $6.0 million for the year ended September 30, 2002 from $3.7 million for the year ended September 30, 2001. The increase was primarily due to an increase in noninterest income of $2.4 million and an increase in net interest income of $4.5 million less an increase in noninterest expense of $3.3 million.

Interest Income
Total interest income decreased to $35.2 million for the year ended September 30, 2002 from $35.3 million for the year ended September 30, 2001. Interest income on loans increased by $753,000 from $30.6 million for the year ended September 30, 2001 to $31.4 million for the year ended September 30, 2002. This was a result of a $39.4 million increase in the average balance of loans receivable from $344.5 million at September 30, 2001 to $383.8 million at September 30, 2002. The average yield decreased from 8.89% at September 30, 2001 to 8.18% at September 30, 2002. Interest income on mortgage-backed securities increased $35,000 from September 30, 2001 to September 30, 2002. The average balance of investment securities decreased by $1.7 million during the fiscal year and the yield decreased from 4.53% to 2.79%. The yield on interest-earning assets decreased from 8.03% at September 30, 2001 to 7.27% at September 30, 2002. Interest income increased by $3.7 million as a result of increased volume during the year, while the changes in rates caused interest income to decrease by $3.8 million. Details are contained in the tables at pages 5 and 6.

Interest Expense
Total interest expense decreased to $17.2 million for the 2002 fiscal year from $21.9 million for the 2001 fiscal year, as the average balance of total interest-bearing liabilities increased $61.9 million and the average cost of funds decreased 178 basis points. The increased cost of deposits attendant to the growth of balances was approximately $2.2 million, while the decrease associated with a change in interest rates was approximately $5.6 million. The cost associated with interest-bearing deposits decreased from 4.96% for the year ended September 30, 2001 to 3.18% for the same period ended September 30, 2002. The cost associated with borrowed funds decreased to 5.72% for fiscal 2002 as compared to 5.99% for fiscal 2001. A decrease of $290,000 in the cost of borrowed funds was the result of decreases in rates, while decreased volumes reduced interest expense by $1.0 million. Details are contained in the tables at pages 5 and 6.

Net Interest Income
Net interest income increased $4.5 million during the 2002 fiscal year. Changes in interest rates caused an increase in net income of $2.1 million, while volumes accounted for an increase in net interest income of $2.4 million.

Provision For Loan Losses
The allowance for losses on loans is maintained at a level that is considered by management to be adequate to absorb inherent losses on existing loans that may become uncollectible based on an evaluation of the collectibility, prior loss experience, and market conditions. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is established through a provision for loan losses charged to expense.

The Bank's loan loss provision decreased from $1.1 million for the year ended September 30, 2001 to $811,000 for the year ended September 30, 2002. Included in the Bank's loan loss provision for September 30, 2001 was a $716,000 charge in regard to an agricultural loan. The Bank's allowance for loan losses was $1.7 million at September 30, 2002. The allowance for loan losses represents 0.41% of net loans outstanding and 33.8% of total nonperforming assets.

A loan is impaired when, based on current information and events, the Bank will be unable to collect all amounts contractually due under a loan agreement. When a loan is determined to be impaired, a valuation allowance is established based upon the difference between investment in the loan and the fair value of the collateral securing the loan. While the Bank maintains its allowance for loan losses at a level that it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

Noninterest Income
Total noninterest income increased by $2.4 million to $9.0 million for the year ended September 30, 2002 from $6.6 million for the year ended September 30, 2001. Gains on loans sold increased from $2.5 million for fiscal year 2001 to $4.3 million for fiscal year 2002, and other service charges and fees increased from $979,000 for the year ended September 20, 2001 to $1.4 million for the year ended September 30, 2002, primarily due to declining interest rates that helped boost the purchase and refinance markets. Service charges on deposit accounts increased $216,000 due to a combination of an increase in the number of accounts and an increase in fees.

Noninterest Expense
Total noninterest expense increased from $12.8 million for the year ended September 30, 2001 to $16.1 million for the year ended September 30, 2002. Compensation and benefits increased $1.8 million, as a result of the acquisition of the St. Cloud office and higher indirect administrative costs related to the higher levels of construction lending activities and merit increases. Occupancy and equipment expense decreased $8,000, while deposit insurance premiums increased $4,000. Professional fees increased from $401,000 for fiscal year 2001 to $524,000 for fiscal year 2002. The increase is due to expenses incurred relating to evaluations required with the St. Cloud acquisition; an increased reliance on consultants, where appropriate; and general increases. Data processing increased $147,000 to $901,000 for the period ended September 30, 2002, partially due to the St. Cloud acquisition and partially due to the delivery of additional data processing-related services to our customer base. Other operating

expenses increased as a result of goodwill and core deposit intangibles associated with the ING acquisition, increased indirect expenses related to the higher levels of construction lending activities, and communication and other costs associated with the integration of an additional branch location.

Income Tax Expense
Income tax expense increased $1.5 million for the year ended September 30, 2002 to $3.9 million. This increase was primarily due to a gain in pretax income of $3.8 million.

Liquidity and Capital Resources

The liquidity of a corporation reflects its ability to provide funds to meet loan requests, accommodate possible outflows in deposits, and take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows, and management of interest rate fluctuations require a continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits and borrowings. The Corporation's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The primary sources of cash were net income and cash derived from investing activities.

Operating activities provided cash of $21.0 million during the year ended September 30, 2003. Operating activities used cash of $8.9 million and $3.1 million during the years ended September 30, 2002 and 2001, respectively. In fiscal 2003, the cash flow in operating activities was influenced primarily by the change in loans held-for-sale and other assets and liabilities.

Investing activities provided $43.0 million during the year ended September 30, 2003 and provided $9.4 million and $6.9 million during the years ended September 30, 2002 and 2001. The primary activity of the Bank is originating and purchasing loans and purchasing investment and mortgage-backed securities. The primary activity of HMC is originating and selling loans in the secondary mortgage market. During the years ended September 30, 2003, 2002, and 2001, the Corporation originated loans in the amount of $572.3 million, $481.0 million, and $348.0 million. The net loan originations and principal payments on loans provided $24.8 million in 2003, $4.6 million in 2002, and $25.9 million in 2001. The purchase of loans used $4.0 million, $19.3 million, and $27.3 million in fiscal 2003, 2002, and 2001 and was largely comprised of land development and commercial business loans that represented participation interests with other financial institutions. The Bank also sold a participation in a development loan in fiscal year 2001 for $1.6 million. Maturities, principal payments, or the exercise of call provisions by the issuers of mortgage-backed securities held-to-maturity provided $2.2 million, $5.1 million, and $7.3 million for the years ended September 30, 2003, 2002, and 2001, respectively. The purchase of investment securities available-for-sale used $9.0 million, $3.0 million, and $13.9 million, and maturities or the exercise of call provision by the issuers of such securities provided $28.0 million, $4.8 million, and $13.3 million for the years ended September 30, 2003, 2002, and 2001, respectively. Other investment activities included the purchase of equipment and property improvements and proceeds from the sale of REO property.

For the year ended September 30, 2003, $9.2 million in cash was provided as a result of an increase in deposits and net cash of $5.0 million was paid on FHLB advances. The purchase of treasury stock and dividends on common stock used $1.0 million and $2.7 million, respectively. During the fiscal year ended September 30, 2002, $19.9 million in cash was provided as a result of an increase in deposits and net cash of $15.5 million was paid on FHLB advances. The purchase of treasury stock used $1.5 million and dividends on common stock used $2.2 million during the 2002 fiscal year. Basic and diluted earnings per share for the year ended September 30, 2003 were $2.70 and $2.55, respectively. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Financing activities provided $2.0 million during the year ended September 30, 2003 and provided $1.5 million and $327,000 in cash during the years ended September 30, 2002 and 2001, respectively.

The Bank's liquidity is a measure of its ability to fund loans and pay withdrawals of deposits and other cash outflows in an efficient and cost effective manner. The Bank's primary sources of funds are deposits and the scheduled amortization and prepayments of loan and mortgage-backed security principal. During the past several years, the Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments, and increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 2003, such borrowed funds totaled $93.0 million. While loan repayments and maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are greatly influenced by general interest rates, economic conditions, and competition.

The amount of certificate accounts that are scheduled to mature during the twelve months ending September 30, 2004 is approximately $167.4 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity, and FHLB advances or outside borrowings. It has been the Bank's experience that substantial portions of such maturing deposits remain at the Bank.

At September 30, 2003, the Bank had commitments to extend credit of $42.2 million, including unused lines of credit. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, loan sales, and loan and security repayments.

OTS regulations require the Bank to maintain core capital of 4.0% of assets, of which 2.0% must be tangible equity capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8.0% of total risk-based assets. The Bank's regulatory capital exceeded its tangible equity, tier 1 (risk-based), tier 1 (core), and risk-based capital requirements by 6.0%, 6.2%, 3.0%, and 2.7%, respectively.

The Bank's risk-based capital increased from $40.5 million to $44 million during the year ended September 30, 2003. This was primarily due to the Bank's net earnings less the amount of a dividend paid by the Bank to the Corporation.

Management believes that under current regulations, the Bank will continue to meets its minimum capital requirements in the foreseeable future. Events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas in which the Bank operates, could adversely affect future earnings and as a result, the ability of the Bank to meet its future minimum capital requirements.

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with accounting principles generally accepted in the United States of America. These require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") recently issued two new accounting standards, Standard 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and Statement 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities", both of which generally become effective in the quarter beginning July 1, 2002. Because the Company does not have these instruments or is only nominally involved in these instruments, management determined that, upon adopting the new standards, the new accounting standards will not materially affect the Company's operating results or financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". This Interpretation provides new guidance for the consolidation of variable interest entities ("VIEs") and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The Interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The consolidation requirements apply immediately to VIEs created after January 31, 2003 and are effective for the first fiscal year or interim period beginning after June 15, 2003 for VIEs acquired before February 1, 2003. The adoption of this interpretation is not expected have a significant impact on the Company's financial condition of results of operations.

Quantitative and Qualitative Disclosures About Market Risk

The Bank, like other financial institutions, is vulnerable to changes in interest rates to the extent that interest-bearing liabilities mature differently than interest-earning assets. The lending activities of the Bank have emphasized the origination of loans, the majority of which have a repricing term that is substantially shorter than their amortization term and the source of funds has been deposits and borrowings. Having interest-earning assets that reprice more frequently than interest-bearing liabilities is generally beneficial to net interest income during periods of increasing interest rates. Such an asset/liability mismatch is generally detrimental during periods of declining interest rates.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. Management meets at least quarterly to review the interest rate risk position and projected profitability of the Bank. In addition, management reviews the Bank's portfolio, formulates investment strategies, and oversees the timing and implementation of transactions to ensure attainment of the Bank's objectives in the most effective manner. The Board of Directors reviews, on a quarterly basis, the Bank's asset/liability position, including simulations of the effect of various interest rate scenarios on the Bank's capital.

Depending on the relationship between long-term and short-term interest rates, market conditions, and consumer preferences, the Bank may place more emphasis on managing net interest margin rather than matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

Management attempts to reduce the Bank's interest rate risk by the way it structures its assets and liabilities. The Bank sells all fixed-rate residential mortgages and retains for its portfolio residential mortgages with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame that is substantially shorter than the contractual term. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $242.1 million. At September 30, 2003, the Bank had outstanding, $219.3 million of real estate mortgages that were adjustable rate, balloon, or construction and land development loans, representing 58.4% of net loans and 40.6% of total assets.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Bank's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Bank's net interest income or the economic value of its portfolio of assets, liabilities, and off-balance-sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Bank's primary market risk exposures and how those exposures are managed in fiscal 2003 have changed when compared to fiscal 2002. Market risk limits have been established by the Board of Directors based on the Bank's tolerance for risk.

The Bank primarily relies on its Net Portfolio Value Model ("the Model") to measure its susceptibility to interest rate changes. Net portfolio value ("NPV") is defined as the present value of expected cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance-sheet contracts. The Bank does not currently own any derivative financial instruments whose values are determined from underlying instruments or market indices and whose notional or contractual amounts would not be recognized in the financial statements. The Model estimates the current economic value of each type of asset, liability, and off-balance-sheet contract after various assumed instantaneous, parallel shifts in the Treasury yield curve both upward and downward.

The NPV Model uses an option-based pricing approach to value one-to-four-family mortgages; mortgages serviced by others; and firm commitments to buy, sell, or originate mortgages. This approach makes use of an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage-related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrants the use of this sophisticated methodology. All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by the yields currently available to investors from an instrument of comparable risk and duration.

The following table sets forth the present value estimates of the Bank at September 30, 2003, as calculated by the NPV Model. The table shows the NPV of the Bank under rate shock scenarios of -200 to +300 basis points ("bp") in increments of 100. As market rates increase, the market value of the Bank's large portfolio of mortgage loans and securities increases and prepayments are slow. As rates decrease, the market value of mortgage loans and securities decreases due to prepayment risk, periodic rates caps, and other embedded options. Actual changes in market value will differ from estimated changes set forth in this table due to various risks and uncertainties.

Changes in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Change			NPV as % of Assets	
	$ Amount	$ Change	Change %	NPV Ratio	Change
	(Dollars in thousands)				
+300 bp	$ 48,544	$ 138	0.29 %	9.15 %	13 bp
+200 bp	48,502	96	0.20	9.11	9 bp
+100 bp	48,456	50	0.10	9.07	5 bp
0 bp	48,406	-	-	9.02	-
-100 bp	48,354	(52)	(0.11)	8.98	(4) bp
-200 bp	48,304	(102)	(0.21)	8.94	(8) bp

This table shows that the Bank's economic value of equity would increase with rising interest rates while decreasing with declining interest rates. However, computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan repayments, and deposit runoffs and may not be indicative of actual results. The computations do not reflect any actions the Bank may undertake in response to changes in interest rates because management cannot always predict future interest rates or their effect on the Bank. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market area interest rates. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of an interest rate increase.

To the Board of Directors and Stockholders
FSF Financial Corp. and Subsidiaries
Hutchinson, MN

We have audited the accompanying consolidated statements of financial condition of FSF Financial Corp. and Subsidiaries as of September 30, 2003 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of the Corporation as of September 30, 2002 and for the two years then ended were audited by other auditors whose report dated October 26, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSF Financial Corp. and Subsidiaries as of September 30, 2003 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Oak Brook, Illinois
October 31, 2003

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (in thousands, except shares)

	September 30, 2003	September 30, 2002
	(In thousands)	
ASSETS		
Cash and cash equivalents:		
Cash	$ 3,556	$ 3,597
Interest-bearing deposits	77,045	11,018
Total cash and cash equivalents	80,601	14,615
Securities available-for-sale, at fair value:		
Equity securities	12,009	12,046
Mortgage-backed and related securities	29,923	29,196
Debt securities	12,178	-
Securities held-to-maturity, at amortized cost:		
Debt securities (fair value of $13,150)	-	12,447
Mortgage-backed and related securities (fair value of $20,724)	-	20,679
Restricted stock	4,797	5,925
Loans held-for-sale	17,122	29,242
Loans receivable, net	358,708	382,690
Foreclosed real estate	1,152	122
Accrued interest receivable	3,960	4,436
Premises and equipment	6,331	6,005
Goodwill	3,883	3,883
Identifiable intangibles	1,014	1,184
Investment in life insurance	8,388	7,982
Other assets	1,086	1,708
Total assets	$ 541,152	$ 532,160
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Demand deposits	$ 69,684	$ 62,687
Savings accounts	86,666	89,037
Certificates of deposit	234,665	230,200
Total deposits	391,015	381,924
FHLB borrowings	93,000	98,000
Advances from borrowers for taxes and insurance	233	352
Other liabilities	5,717	6,003
Total liabilities	489,965	486,279
Stockholders' equity:		
Serial preferred stock, no par value 5,000,000 shares authorized, no shares issued	-	-
Common stock, $.10 par value 10,000,000 shares authorized, 4,501,277 and 4,501,277 shares issued	450	450
Additional paid in capital	43,925	43,101
Retained earnings, substantially restricted	38,643	35,214
Treasury stock at cost (2,156,540 and 2,197,763 shares)	(31,444)	(31,621)
Unearned ESOP shares at cost (7,643 and 54,891 shares)	(76)	(549)
Unearned MSP stock grants at cost (41,764 and 42,164 shares)	(484)	(448)
Accumulated other comprehensive (loss)	173	(266)
Total stockholders' equity	51,187	45,881
Total liabilities and stockholders' equity	$ 541,152	$ 532,160

The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share amounts)

	Years Ended September 30,		
	2003	2002	2001
		(In thousands)	
Interest income:			
Loans receivable	$ 30,425	$ 31,389	$ 30,636
Mortgage-backed and related securities	1,651	2,430	2,395
Investment securities	1,442	1,355	2,279
Total interest income	33,518	35,174	35,310
Interest expense:			
Deposits	9,600	11,478	14,826
Borrowed funds	5,086	5,770	7,074
Total interest expense	14,686	17,248	21,900
Net interest income	18,832	17,926	13,410
Provision for loan losses	1,228	811	1,077
Net interest income after provision for loan losses	17,604	17,115	12,333
Noninterest income:			
Gain (loss) on sale of loans – net	5,044	4,273	2,499
Other service charges and fees	1,657	1,384	979
Service charges on deposit accounts	2,496	1,767	1,551
Commission income	1,243	1,126	1,145
Other	359	425	425
Total noninterest income	10,799	8,975	6,599
Noninterest expense:			
Compensation and benefits	11,655	9,533	7,705
Occupancy and equipment	1,769	1,507	1,515
Data processing	1,002	901	754
Professional fees	627	524	401
Other	3,574	3,666	2,440
Total noninterest expense	18,627	16,131	12,815
Income before provision for income taxes	9,776	9,959	6,117
Income tax expense	3,687	3,927	2,384
Net income	$ 6,089	$ 6,032	$ 3,733
Basic earnings per share	$ 2.70	$ 2.77	$ 1.68
Diluted earnings per share	$ 2.55	$ 2.63	$ 1.61

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands)

Net income	$ 6,089	$ 6,032	$ 3,733
Other comprehensive income			
Unrealized holding gains on securities transferred from held to maturity, net of taxes	561	-	-
Unrealized holding gains (losses) arising during period	(180)	444	1,966
Tax benefit (expense)	58	(170)	(735)
Other comprehensive income (loss) after tax	439	274	1,231
Comprehensive income	$ 6,528	$ 6,306	$ 4,964

The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings Substantially Restricted	Unallocated Common Stock Held by ESOP	Unearned Stock Acquired by MSP	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, September 30, 2000	$ 450	$ 43,391	$ 28,925	$ (1,268)	$ (458)	$ (29,504)	$ (1,771)	$ 39,765
Net earnings	-	-	3,733	-	-	-	-	3,733
Treasury stock acquired	-	-	-	-	-	(2,488)	-	(2,488)
Stock issued for options and compensation	-	(330)	-	-	-	846	-	516
Amortization of MSP shares	-	5	-	-	5	-	-	10
Common stock dividends ($0.60 per share)	-	-	(1,303)	-	-	-	-	(1,303)
Allocated ESOP shares	-	118	-	359	-	-	-	477
Other comprehensive loss	-	-	-	-	-	-	1,231	1,231
Balance September 30, 2001	450	43,184	31,355	(909)	(453)	(31,146)	(540)	41,941
Net earnings	-	-	6,032	-	-	-	-	6,032
Treasury stock acquired	-	-	-	-	-	(1,496)	-	(1,496)
Stock issued for options and compensation	-	(246)	-	-	-	1,021	-	775
Amortization of MSP shares	-	-	-	-	5	-	-	5
Common stock dividends ($1.00 per share)	-	-	(2,173)	-	-	-	-	(2,173)
Allocated ESOP shares	-	163	-	360	-	-	-	523
Other comprehensive income	-	-	-	-	-	-	274	274
Balance September 30, 2002	450	43,101	35,214	(549)	(448)	(31,621)	(266)	45,881
Net earnings	-	-	6,089	-	-	-	-	6,089
Treasury stock acquired	-	-	-	-	-	(1,016)	-	(1,016)
Stock issued for options and compensation	-	282	-	-	(41)	1,193	-	1,434
Amortization of MSP shares	-	-	-	-	5	-	-	5
Common stock dividends ($1.20 per share)	-	-	(2,660)	-	-	-	-	(2,660)
Allocated ESOP shares	-	542	-	473	-	-	-	1,015
Other comprehensive income	-	-	-	-	-	-	439	439
Balance September 30, 2003	$ 450	$ 43,925	$ 38,643	$ (76)	$ (484)	$ (31,444)	$ 173	$ 51,187

The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Years Ended September 30, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 6,089	$ 6,032	$ 3,733
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	927	730	658
Net amortization of discounts and premiums	(120)	(186)	(39)
Provision for loan losses	1,228	811	1,077
Net market value adjustment on ESOP shares	542	163	117
Amortization of ESOP and MSP stock compensation	246	211	325
Amortization of intangibles	170	444	118
Net gain on sale of assets	-	-	(30)
Net loan fees deferred and amortized	(323)	91	64
Loans originated for sale	(342,977)	(225,532)	(138,136)
Loans sold	355,097	208,371	129,245
(Increase) decrease in:			
Accrued interest receivable	476	434	(345)
Life insurance	(406)	(411)	(372)
Other assets	542	(267)	(277)
Deferred taxes	(244)	(276)	(678)
Other liabilities	(286)	518	1,402
Net cash provided by (used in) operating activities	20,961	(8,867)	(3,138)
Cash flows from investing activities:			
Loan originations and principal payments on loans, net	24,759	4,599	25,925
Purchase of loans	(4,000)	(19,298)	(27,337)
Loan participations sold	-	-	1,600
Principal payments on mortgage-related securities held-to-maturity	2,178	5,085	1,260
Purchase of securities available-for-sale	(9,030)	(2,992)	(13,938)
Proceeds from FHLB stock redeemed	1,128	-	450
Principal repayments and proceeds from maturities of securities available-for-sale	28,003	4,753	13,321
Proceeds from maturities of securities held-to-maturity	-	-	6,000
Investment in foreclosed real estate	(163)	(21)	(6)
Proceeds from sale of REO	1,357	175	231
Purchase of ING Branch, net of deposits assumed	-	17,589	-
Purchase of equipment and property improvements	(1,253)	(530)	(583)
Net cash provided by investing activities	$ 42,979	$ 9,360	$ 6,923

The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED (IN THOUSANDS)

	Years Ended September 30,		
	2003	2002	2001
Cash flows from financing activities:			
Net increase in deposits	$ 9,175	$ 19,912	$ 17,718
FHLB Advances	5,000	10,000	26,000
Payments on FHLB Advances	(10,000)	(25,500)	(40,000)
Allocated dividends used to retire debt on ESOP	232	249	120
Net decrease in mortgage escrow funds	(119)	(146)	(160)
Treasury stock purchased	(1,016)	(1,496)	(2,488)
Dividends on common stock	(2,660)	(2,173)	(1,303)
Proceeds from exercise of stock options	1,434	682	440
Net cash provided by financing activities	2,046	1,528	327
Net increase in cash and cash equivalents	65,986	2,021	4,112
Cash and cash equivalents:			
Beginning of year	14,615	12,594	8,482
End of year	$ 80,601	$ 14,615	$ 12,594
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest on advances and other borrowed money	$ 5,086	$ 5,770	$ 7,074
Interest on deposits	10,287	12,145	14,044
Income taxes	3,825	3,939	2,830
Supplemental schedule of non-cash investing and financing activities:			
Foreclosed real estate	$ 2,224	$ 149	$ 339
Transfer of securities from held-to-maturity to available-for-sale	30,462	-	-
Unrealized gain on securities available-for-sale transferred, net of tax	561	-	-

The accompanying notes are an integral part of these statements.

(1) Description of Business and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of FSF Financial Corp. ("the Corporation") and its wholly owned subsidiaries, Insurance Planners of Hutchinson, Inc. ("the Agency") and First Federal fsb ("the Bank"). Firstate Services and Homeowners Mortgage Corporation ("HMC") are wholly owned subsidiaries of the Bank. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America.

Nature of Business
The Corporation is a holding company whose affiliated companies provide financial services. The Agency is a property and casualty insurance company. Firstate Services is an investment services company. The Bank is a community financial institution attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage, construction, consumer, commercial, and agricultural loans. HMC, a mortgage banking entity, has become an integral part of the Bank's lending. At September 30, 2003, the Bank operated 13 retail-banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions and is also subject to regulation by certain federal agencies, and therefore, undergoes periodic examinations by those regulatory authorities.

Use of Estimates
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and income and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents (in thousands)
For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments and investment certificates of deposit with original maturities of three months or less and money market funds to be cash equivalents. At September 30, 2003, interest-bearing deposits consisted of $19.8 million in overnight funds in other financial institutions, $44.5 million at the FHLB of Des Moines and $12.7 million in other interest-bearing accounts. At September 30, 2002, interest-bearing deposits consisted of $9.8 million at the FHLB and $1.2 million in other interest-bearing accounts.

Debt and Equity Securities
The Corporation classifies its investments, including marketable equity securities, mortgage-backed securities, and mortgage-related securities, in one of three categories:

Trading Account Securities
Securities held principally for resale in the near term are classified as trading account securities and are recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities during the three fiscal years ended September 30, 2003.

Securities Held-to-Maturity
Debt securities that the Corporation has the positive intent and ability to hold to maturity are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities held-to-maturity reflecting a decline in value judged to be other than temporary are charged to income.

Securities Available-for-Sale
Securities available-for-sale consist of equity securities and debt securities not classified as trading securities or as securities held-to-maturity. Unrealized holding gains and losses, net of income taxes on securities available-for-sale, are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available-for-sale are determined using the specific identification method. Any decision to sell securities available-for-sale would be based on various factors, including movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity demands, regulatory capital considerations and other similar factors. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities available-for-sale reflecting a decline in value judged to be other than temporary are charged to income.

Restricted Stock
The Bank, as a member of the FHLB System, is required to maintain an investment in capital stock of the FHLB in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock and it has no quoted market value, the Bank's investment in this stock is carried at cost.

Loans held-for-sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted by any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Discounts and premiums on purchased real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using the level-yield method.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is generally discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not received, for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such an increase is reported as a component of the provision for loan losses.

Premises and Equipment
Land is carried at cost. Buildings, leasehold improvements, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases. Net gains and losses on disposal or retirement of premises and equipment are included in other income.

Servicing Assets
Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Foreclosed Real Estate
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of the carrying amount or the fair value minus the estimated costs to sell. Revenue and expenses from operations and changes to the valuation allowance are included in operations.

Life Insurance
The Corporation has purchased life insurance policies on certain key executives. Company-owned life insurance is recorded at its cash surrender value or the amount that can be realized.

Goodwill and Other Intangible Assets
Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance on October 1, 2002, the Corporation ceased amortizing goodwill. Goodwill is assessed, at least annually, for impairment, and any such impairment will be recognized in the period identified. The effect on net income of ceasing goodwill amortization in fiscal 2003 was $267,000.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from a branch acquisition and acquiring a property and casualty insurance company. They are initially measured at fair value and then are amortized on a straight-line method over their estimated useful lives, which is 15 and 25 years, respectively.

Income Taxes
Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings Per Share
Basic earnings per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted income per share amounts are computed by dividing net income, adjusted for the effect of assumed conversions, by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options outstanding using the treasury stock method.

Derivatives
The Company enters into commitments to make loans whereby the interest rate on the loan is set prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered derivatives. All derivative instruments are recorded at their fair values. Changes in the fair value of the rate lock commitments are recorded in gain on sale of loans in the Statement of Income.

Treasury Stock
Treasury stock is recorded at cost. In the event of subsequent reissue, the treasury stock account will be reduced by the cost of such stock on the average cost basis with any proceed differences reflected as paid-in capital adjustments. Treasury stock is available for general corporate purposes.

Stock Compensation
The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As allowed by SFAS No. 123, the Corporation has elected to continue using the accounting methods prescribed by the Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, which measure compensation cost using the intrinsic value method.

The exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, and therefore, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its employee stock option under the fair value method of that statement. Pro forma net income and earnings per share follows:

	Years Ended September 30,		
	2003	2002	2001
Net income			
As reported	$ 6,089	$ 6,032	$ 3,733
Pro forma	6,012	6,008	3,636
Earnings per common share			
As reported			
Basic	$ 2.70	$ 2.77	$ 1.68
Diluted	2.55	2.63	1.61
Pro forma			
Basic	$ 2.67	$ 2.76	$ 1.64
Diluted	2.51	2.62	1.57

The fair value for each option grant is estimated on the date of the grant using the Black Scholes Model. The model incorporates the following assumptions for the grants:

	Years Ended September 30,		
	2003	2002	2001
Risk free interest rate	4.05%	4.63%	4.85%
Expected life	10 years	10 years	10 years
Expected volatility	27.00%	44.00%	27.00%
Expected dividends	5.22%	8.00%	7.00%
Weighted average fair value per share of the option granted	$ 4.43	$ 7.20	$ 7.16

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders' equity that, under generally accepted accounting principles, is excluded from net income. For the Corporation, such items consist of unrealized gains and losses on securities available-for-sale.

Newly Effective Accounting Standards

New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt, and financial instruments with characteristics of both liabilities and equity were issued in fiscal 2003. Because the Company did not have these instruments or is only nominally involved in these instruments, the new accounting standards did not materially affect the Company's operating results or financial condition.

Reclassifications

Certain amounts in the prior periods presented have been reclassified to conform to the current presentation. These reclassifications have no effect on previously reported net income.

(2) Securities (in thousands)

Securities have been classified in the consolidated balance sheets according to management's intent. During the current fiscal year, the Bank transferred all securities held-to-maturity to available-for-sale. The carrying amount of securities and their approximate fair values at September 30 are presented as follows:

September 30, 2003

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
Equity securities:				
Fund Investments	$ 12,522	$ -	$ 513	$ 12,009
Debt securities:				
U.S. Government and Agency	$ 11,362	$ 816	$ -	$ 12,178
Mortgage-backed securities:				
REMICs	$ 20,294	$ 121	$ 4	$ 20,411
FNMA certificates	5,738	118	-	5,856
Other certificates	3,554	141	39	3,656
Total	$ 29,586	$ 380	$ 43	$ 29,923

September 30, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
Equity securities				
Fund Investments	$ 12,522	$ -	$ 476	$ 12,046
Mortgage-backed securities:				
FNMA certificates	6,797	236	-	7,033
FHLMC certificates	22,046	212	95	22,163
Total	$ 28,843	$ 448	$ 95	$ 29,196
Securities held-to-maturity:				
Debt securities:				
U.S. Government and Agency	$ 12,447	$ 763	$ 60	$ 13,150
Mortgage-backed securities:				
REMICs	$ 20,154	$ 136	$ 92	$ 20,198
FNMA certificates	511	1	-	512
Other certificates	14	-	-	14
Total	$ 20,679	$ 137	$ 92	$ 20,724

There were no sales of securities during the past three years as presented.

The fair values of debt securities at September 30, 2003, by contractual maturity, were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Securities Available for Sale
	Fair Value
Due in one year or less	$ 2,011
Due from one to five years	8,707
Due from five to ten years	-
Due after ten years	1,460
Mortgage-backed	29,923
Total	$ 42,101

Debt and mortgage-backed securities with carrying values of approximately $15.7 million at September 30, 2003 and $14.6 million at September 30, 2002 were pledged to secure public deposits and for other purposes required or permitted by law.

(3) Loans Receivable (in thousands)

Loans receivable are summarized as follows:

	September 30, 2003	September 30, 2002
First mortgage loans:		
Secured by 1-4 family residences	$ 24,293	$ 42,383
Secured by other properties	27,586	52,043
Land and land development loans	20,948	19,394
Residential construction loans	263,227	239,155
	336,054	352,975
Less:		
Undisbursed portion of construction and land development loans	(110,657)	(101,854)
Net deferred loan origination fees	(751)	(991)
Subtotal first mortgage loans	224,646	250,130
Consumer and other loans:		
Consumer loans	32,822	29,929
Home equity and second mortgages	22,482	27,543
Commercial	22,961	20,484
Agricultural loans	57,259	56,129
	135,524	134,085
Add:		
Net deferred loan origination costs	239	156
Subtotal consumer and other loans	135,763	134,241
Subtotal all loans	360,409	384,371
Less:		
Allowance for loan losses	(1,701)	(1,681)
Total	$ 358,708	$ 382,690

There were no impaired loans at September 30, 2003 and 2002. Loans receivable on nonaccrual status for which interest income has not been recognized were $6,039 and $4,873 at September 30, 2003 and 2002, respectively. The interest income not recognized on these loans was $394 and $264, respectively.

A summary of the allowance for loan losses is as follows:

	Years Ended September 30, 2003	2002	2001
Balance, beginning of year	$ 1,681	$ 1,541	$ 1,534
ING Branch acquisition	-	274	-
Provision for losses	1,228	811	1,077
Charge-offs	(1,293)	(988)	(1,127)
Recoveries	85	43	57
Balance, end of year	$ 1,701	$ 1,681	$ 1,541

Loans, having carrying values of $2.2 million and $149 were transferred to foreclosed real estate in 2003 and 2002, respectively.

The aggregate amount of loans to executive officers and directors of the Corporation was $313 and $240 at September 30, 2003 and 2002, respectively. During 2003, repayments on loans to executive officers and directors amounted to $175, while $248 was advanced.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others were $30,118, $46,093, and $52,968 at September 30, 2003, 2002, and 2001, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits were $101 and $260 at September 30, 2003 and 2002, respectively. At September 30, 2003 and 2002, the remaining balance of mortgage servicing assets was $128 and $137, respectively.

(4) Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:

	September 30,	
	2003	2002
Land	$ 979	$ 1,044
Buildings, improvements, and leasehold improvements	5,345	5,186
Furniture, equipment, and automobiles	5,714	4,680
Total costs	12,038	10,910
Less accumulated depreciation	5,707	4,905
Total	$ 6,331	$ 6,005

Depreciation expense was $927, $730, and $658 for the years ended September 30, 2003, 2002, and 2001, respectively.

At September 30, 2003, the Corporation was obligated under non-cancelable operating leases for office space and equipment. Net rental expense under operating leases, included in occupancy and equipment was $370, $318, and $398 for the years ended September 30, 2003, 2002, and 2001, respectively. Rent commitments under non-cancelable operating leases were as follows, before considering renewal options that generally are present:

Years Ending September 30,	
2004	$ 364
2005	362
2006	334
2007	84
2008	30
	$ 1,174

(5) Goodwill and Intangible Assets *(in thousands except per share data)*

On November 9, 2001, the Bank acquired the St. Cloud, Minnesota branch facility and related business of ING Bank, fsb. The primary reason for the ING branch acquisition was to increase the Bank's business and market potential in the St. Cloud, Minnesota area. The purchase method transaction involved the assumption of deposits and acquisitions of assets as follows:

Deposits assumed (at fair value)	$ 50,083
Assets acquired:	
Cash	$ 17,589
Loans receivable	28,806
Premises and equipment	765
Other assets	14
Core deposit and other intangibles	794
Sub-total (at fair value)	$ 47,968
Cost of unidentifiable intangible asset resulting from the excess of fair value of deposit liabilities assumed over the fair value of acquired identifiable asset	$ 2,115

Goodwill consists of $1,919 related to the acquisition of HMC and $1,964 related to the acquisition of ING Bank, fsb. Goodwill is no longer amortized starting in fiscal year 2003. The effect of not amortizing goodwill (net of tax) is summarized as follows:

	Year Ended September 30,		
	2003	2002	2001
Reported net income	$ 6,089	$ 6,032	$ 3,733
Add back: goodwill amortization	-	141	54
Adjusted net income	$ 6,089	$ 6,173	$ 3,787
Basic earnings per share:			
Reported net income	$ 2.70	$ 2.77	$ 1.68
Goodwill amortization	-	0.06	0.02
Adjusted basic earnings per share	$ 2.70	$ 2.83	$ 1.70
Diluted earnings per share:			
Reported net income	$ 2.55	$ 2.63	$ 1.61
Goodwill amortization	-	0.06	0.02
Adjusted diluted earnings per share	$ 2.55	$ 2.69	$ 1.63

Acquired identifiable intangible assets were as follows as of fiscal year end:

	September 30,			
	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	$ 794	$ 320	$ 794	$ 178
Other customer relationship intangibles	687	147	687	119
Total	$ 1,481	$ 467	$ 1,481	$ 297

Aggregate amortization expense was $170, $207, and $27 for the three years ended September 2003, 2002, and 2001, respectively.

Estimated amortization expense for each of the next five years:

Years Ending September 30,	
2004	$ 137
2005	111
2006	96
2007	82
2008	69

(6) Deposits (in thousands)

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of one hundred thousand dollars was $69,263 and $62,600 in 2003 and 2002, respectively.

Interest expense is summarized as follows:

	September 30,		
	2003	2002	2001
Savings accounts	$ 1,011	$ 1,585	$ 3,491
Demand deposits	334	411	266
Certificates of deposit	8,255	9,482	11,069
	$ 9,600	$ 11,478	$ 14,826

Noninterest-bearing demand deposits amounted to $24,330, $26,387, and $20,797 at September 30, 2003, 2002, and 2001, respectively.

At September 30, 2003, the scheduled maturities of certificates of deposit are as follows:

Years Ending September 30,	
2004	$ 167,445
2005	47,040
2006	12,471
2007	3,980
2008 and thereafter	3,729
	$ 234,665

The Bank held deposits of approximately $2,300 and $548 for related parties at September 30, 2003 and 2002.

(7) Federal Home Loan Bank Borrowings (in thousands)

Borrowings by the Bank from the FHLB of Des Moines are summarized as follows:

	September 30,			
	2003		2002	
Fiscal Year of Maturity - Advances	Amount	Weighted Rate	Amount	Weighted Rate
2003	$ -	- %	$ 10,000	6.53 %
2004	21,000	5.30	21,000	5.30
2006	10,000	3.88	5,000	4.93
2008 and thereafter	62,000	5.55	62,000	5.55
Total	$ 93,000	5.31 %	$ 98,000	5.56 %

Prepayment penalties will be incurred if the advances are paid prior to their maturity date. At September 30, 2003, $62 million are callable by the FHLB.

At September 30, 2003, borrowed funds are collateralized by stock in the FHLB, loans with carrying value of $62,990, debt and mortgage-backed securities with carrying values of $27,476, and FHLB term certificates of deposit of $22.0 million under a collateral agreement.

(8) Employee and Stock Benefit Plans (in thousands except shares)

Salary Continuation Plans

The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $196, $160, and $135 for the three years ended September 30, 2003, respectively.

Deferred Compensation 401(k) Plans

The Corporation provides 401(k) plans that cover substantially all employees meeting age and length of service requirements. The plan maintained by the Bank covers employees of both the Bank and the Agency. Employees participating in this plan are eligible to contribute up to 15% of their annual compensation. The plan maintained by HMC for the benefit of its employees also provides for employee contributions up to 15% of their annual compensation. Both plans provide for discretionary contributions by the employers, which are allocated to the participants' accounts in proportion to employee contributions. The Corporation made no discretionary contributions to these plans for the three years ended September 30, 2003.

Supplemental Life Insurance

In addition to group term insurance benefits provided to substantially all employees, the Bank maintains investments in insurance policies that provide either split dollar or survivor benefits for certain key employees.

Self Insurance

The Corporation has a self-insured health plan for all its employees. The Corporation has purchased stop loss insurance to supplement the health plan, which will reimburse the Corporation for individual claims in excess of $35 annually or aggregate claims exceeding $558.8 annually.

Employee Stock Ownership Plan ("ESOP")
The Corporation established an ESOP covering all employees who are over the age of 21, with at least one year of service and who work at least 1,000 hours during a plan year. The ESOP borrowed funds from the Corporation to purchase a total of 359,720 shares of the Corporation's common stock, with the loan being collateralized by the common stock. Employer contributions, along with dividends received on unallocated shares, are being used to repay the loan with shares being released from the Corporation's lien proportional to the loan repayments. Annually, on September 30, the released shares are allocated to the participants in the same proportion that their wages bear to the total compensation of all of the participants. Unreleased ESOP shares are not considered outstanding in calculating earnings per share.

The Corporation presents these financial statements in accordance with the AICPA Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The price of the shares issued and unreleased is charged to unearned compensation, a contra-equity account. Shares released are reported as compensation expense equal to the current market value price of the released shares. Dividends paid on allocated shares are charged to retained earnings and those on unallocated shares are charged to expense.

A summary of the ESOP share allocation is as follows:

	September 30,		
	2003	2002	2001
Shares allocated, beginning of year	304,829	268,857	232,885
Shares allocated during year	47,248	35,972	35,972
Unreleased shares	7,643	54,891	90,863
Total ESOP	359,720	359,720	359,720
Fair value of unreleased shares	$ 227	$ 1,087	$ 1,481
Amount charged to expense	$ 817	$ 214	$ 406

Management Stock Plan
The Bank established the management stock plan (MSP) for key officers during the year ended September 30, 1995. Following shareholder approval of the MSP in January 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans is recorded as unearned compensation, a contra-equity account, and is recognized as an expense in accordance with the vesting requirements defined by the MSP. For each of the three fiscal years ended September 30, 2003, 2002, and 2001, the amount included in compensation expense related to the MSP was $5, $5, and $5, respectively.

The following summarizes the activity in the MSP for the three years ended September 30, 2003:

	Un-awarded Shares	Awarded Shares
At September 30, 2000	40,964	2,000
Vested	-	(400)
At September 30, 2001	40,964	1,600
Vested	-	(400)
At September 30, 2002	40,964	1,200
Granted	(2,000)	2,000
Vested	-	(400)
At September 30, 2003	38,964	2,800

Directors' Stock Compensation Plan
In January 1998, the stockholders of the Corporation approved a stock compensation plan for its non-employee directors. The plan granted 6,000 shares of common stock issued from treasury that vest over a four-year period, with 1,200 shares awarded in January 1998. The compensation cost associated with this plan is the fair value of the stock ($19.42 per share) on the date that the plan was approved by the stockholders. During the year ended September 30, 2002, 1,200 shares of the total grant were vested to the plan recipients to complete the plan. Compensation costs included in the accompanying financial statements for the fiscal years ended September 30, 2002 and 2001 were $6 and $23, respectively.

Stock Option Plans
The Corporation maintains the 1994 stock option plan, approved by the Corporation's stockholders on January 17, 1995 (the 1994 Plan), and the 1998 stock option plan, approved by the Corporation's stockholders on January 20, 1998 (the 1998 Plan). These plans permit the granting of stock options, with an exercise price equal to the fair value of the Corporation's stock on the date of the option grant. All options granted under these plans may be exercised over a ten-year period beginning on the date the option is granted. Awards made under the Plans may be incentive stock options ("ISOs") as defined by Section 422 of the Internal Revenue Code or options that do not qualify. Those options granted that qualify as ISOs are generally exercisable on the date of the grant while those not qualifying (non-incentive stock options granted to executives and directors of the Corporation) vest over 3 to 5 years. The following summarizes the activity in the two plans for the three years ended September 30, 2003:

	Shares Available for Grant	Options Shares Outstanding	Weighted Average Exercise Price
At September 30, 2000	50,702	512,585	$ 13.33
Granted	(21,937)	21,937	16.05
Exercised	-	(93,087)	15.42
Cancelled	1,550	(1,550)	17.46
At September 30, 2001	30,315	439,885	13.59
Granted	(2,500)	2,500	16.05
Exercised	-	(81,375)	18.28
Cancelled	1,944	(1,944)	17.40
At September 30, 2002	29,759	359,066	14.67
Granted	(21,937)	21,937	23.00
Exercised	-	(82,196)	14.56
Cancelled	844	(844)	15.00
At September 30, 2003	8,666	297,963	$ 15.57
Shares available for future grants			
1994 Plan	7,481		
1998 Plan	1,185		

The following table summarizes the information about stock options outstanding at September 30, 2003:

Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted average remaining contractual life in years	Price	Number
$ 9.68	55,848	1.3	$ 9.68	55,848
19.125	98,530	4.3	19.125	98,530
16.050	2,500	8.1	16.050	2,500
19.250	20,000	4.7	19.250	20,000
15.000	25,000	5.2	15.000	25,000
14.750	17,737	6.2	14.750	17,737
12.375	14,774	5.2	12.375	14,774
12.375	17,000	4.0	12.375	17,000
12.125	6,000	5.0	12.125	6,000
16.050	20,137	5.0	16.050	20,137
23.000	20,437	9.0	23.000	20,437
	297,963			297,963

(9) Income Taxes (in thousands)

The Corporation files a consolidated federal income tax return. The Corporation and its subsidiaries entered into a tax sharing agreement that provides for the allocation and payment of federal and state income taxes. The provision for income taxes of each corporation is computed on a separate company basis, subject to certain adjustments. Income tax expense (benefit) is summarized as follows:

	September 30,		
	2003	2002	2001
Current			
Federal	$ 3,199	$ 3,176	$ 2,313
State	732	1,027	749
Subtotal	3,931	4,203	3,062
Deferred			
Federal	(164)	(207)	(509)
State	(80)	(69)	(169)
Subtotal	(244)	(276)	(678)
Total income tax provision	$ 3,687	$ 3,927	$ 2,384

The State of Minnesota follows the Internal Revenue Code for the determination of taxable income, in connection with temporary differences. The portion of deferred tax assets and liabilities attributed to state income taxes is approximately 25 percent. Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that can create deferred tax assets and liabilities are as follows:

	September 30,	
	2003	2002
Deferred tax assets:		
Deferred compensation	$ 785	$ 686
Deferred net loan fees	56	166
Intangible assets	(12)	4
Section 475 "For Sale Assets"	370	143
Allowance for loan losses	689	681
Total	1,888	1,680
Deferred tax liabilities:		
FHLB stock	156	193
Tax bad debt reserve	43	85
Premises and equipment	635	571
Installment obligation sale of former building	-	26
Mortgage-servicing rights and other	47	42
Securities unrealized gain	467	152
Total	1,355	1,069
Net deferred tax asset	$ 540	$ 611

A valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain whether it will be realized. The Corporation has paid sufficient taxes in prior carryback years, which will enable it to recover the balance of the net deferred tax assets. Therefore, no additional valuation allowance was required at September 30, 2003 and 2002.

The actual income tax expense varied from the expected tax expense (computed by applying the United States Federal Corporate income tax rate of 34 percent to earnings before income taxes) as follows:

	Years Ended September 30,		
	2003	2002	2001
Computed "expected" tax expense	$ 3,324	$ 3,386	$ 2,080
State income taxes, net of federal tax benefit	652	633	383
Increase in cash surrender value of life insurance	(131)	(156)	(147)
Other, net	(158)	64	68
Total income tax provision	$ 3,687	$ 3,927	$ 2,384

Retained earnings at September 30, 2003 include $6,492 of which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988 (that is the base year amount). Reduction of the amount, so allocated for purposes other than tax bad debt losses or adjustments arising from this carryback of net operating losses, would create income for tax purposes only. This would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,600 at September 30, 2003.

(10) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended September 30,		
	2003	2002	2001
Numerator:			
Net income - Numerator for basic earnings per share and diluted earnings per share-- income available to common stockholders	$ 6,089,000	$ 6,032,000	$ 3,733,000
Denominator:			
Denominator for basic earnings per share-- weighted-average shares	2,252,271	2,179,824	2,220,067
Effect of dilutive securities:			
Stock-based compensation plans	140,166	117,431	96,546
Denominator for diluted earnings per share-- adjusted weighted-average shares and assumed conversions	2,392,437	2,297,255	2,316,613
Basic earnings per share	$ 2.70	$ 2.77	$ 1.68
Diluted earnings per share	$ 2.55	$ 2.63	$ 1.61

(11) Commitments and Contingencies

In the ordinary course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

(12) Stockholders' Equity and Regulatory Capital (in thousands)

On October 6, 1994, the Bank converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank pursuant to a Plan of Conversion (Conversion) via the issuance of common stock. Upon the Conversion, the preexisting liquidation rights of the depositors of the Bank were unchanged. Such rights are accounted for by the Bank for the benefit of such depositors in proportion to their liquidation interests as of the Eligibility Record Date or the Supplemental Eligibility Record Date, as defined in the Conversion.

The Office of Thrift Supervision ("OTS") subject to various regulatory capital requirements administers the Bank. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators. If undertaken, these could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of tangible and Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes that, as of September 30, 2003, the Bank meets all of the capital adequacy requirements to which it is subject.

As of September 30, 2003, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts and ratios are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
Tangible equity capital and ratio to adjusted total assets	$ 42,571	8.0%	$ 8,073	1.5%	$ 10,764	2.0%
Tier 1 (Core) capital and ratio to adjusted total assets	$ 42,571	8.0%	$ 21,528	4.0%	$ 26,910	5.0%
Total risk-based capital and ratio to risk-weighted assets	$ 42,571	12.2%	$ 13,939	4.0%	$ 20,909	6.0%
Tier 2 risk-based capital, net adjustment	1,701					
Total risk-based capital and ratio to risk-weighted assets, September 30 , 2003	$ 44,272	12.7%	$ 27,878	8.0%	$ 34,848	10.0%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
Tangible equity capital and ratio to adjusted total assets	$ 38,846	7.4%	$ 7,882	1.5%	$ 10,510	2.0%
Tier 1 (Core) capital and ratio to adjusted total assets	$ 38,846	7.4%	$ 21,020	4.0%	$ 26,275	5.0%
Total risk-based capital and ratio to risk-weighted assets	$ 38,846	10.8%	$ 14,365	4.0%	$ 21,548	6.0%
Tier 2 risk-based capital, net adjustment	1,681					
Total risk-based capital and ratio to risk-weighted assets, September 30 , 2002	$ 40,527	11.3%	$ 28,730	8.0%	$ 35,913	10.0%

The Bank may not declare or pay cash dividends to the Corporation if the effect would be to reduce GAAP capital below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

(13) Concentration of Credit Risk (in thousands)

The Corporation is primarily engaged in originating mortgage, consumer, and business loans in the Minnesota counties of McLeod, Dakota, Meeker, Wright, Carver, Washington, Benton, Sherburne, Stearns, and Sibley. The Bank offers fixed and adjustable rates of interest on these loans that have amortization terms ranging up to thirty years. In addition, the Bank has expanded residential construction lending in recent years and currently does business in 44 states. The following table indicates the percentage of construction loans outstanding by state.

STATE	% OF TOTAL OUTSTANDING
Minnesota	40.1%
Wisconsin	10.4%
Michigan	6.1%
Colorado	5.9%
40 Other States	5% or less

The Corporation had cash on deposit in other financial institutions in excess of Federal deposit insurance limits of approximately $76,745 at September 30, 2003.

(14) Financial Instruments (in thousands)

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and forward commitments to purchase securities. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amount of those instruments reflects the extent of the Bank's involvement in particular classes of financial instruments. The Bank's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are unused lines of credit and loan commitments that are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of the commitments may be expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary, upon extension of credit is based on management's credit evaluation of the counter party. Collateral held varies, but may include accounts receivable; inventory; property, plant, and equipment; and income producing commercial properties. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Typically, the Bank issues letters of credit to municipalities and generally does require collateral for standby letters of credit.

Forward commitments to purchase securities and mortgages involve an agreement whereby the seller agrees to make delivery at a specified future date of a specified instrument and at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

Forward commitments to sell mortgages involve an agreement whereby the Bank and/or HMC agrees to make delivery at a specified future date of a specified loan, at a specified price or yield. Risks arise from the possible inability on counterparties to meet the terms of their contracts and from movements in loan values and interest rates.

A summary of the notional amounts of the Corporation's financial instruments at September 30, 2003 and 2002 follows:

	2003	2002
Unused lines of credit	$ 36,945	$ 41,832
Standby letters of credit	282	156
Development letters of credit	9,785	4,716
Commitments to sell loans	22,365	51,299
Commitments to extend credit	5,243	22,057
Commitment to purchase securities	2,000	-

Development letters of credit are issued to municipalities to ensure completion of construction on housing developments. These do not represent additional commitments to the extent that the development is completed by the borrower with the use of the amounts included in "Undisbursed portion of construction and land development loans."

The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:

	September 30,			
	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 80,601	$ 80,601	$ 14,615	$ 14,615
Securities	28,984	28,984	30,418	31,121
Mortgage-backed and related securities	29,923	29,923	49,875	49,920
Loans held-for-sale	17,122	17,286	29,242	29,242
Loans receivable, net	358,708	355,058	382,690	385,138
Accrued interest receivable	3,960	3,960	4,436	4,436
Financial Liabilities:				
Deposits	391,015	390,095	381,924	385,529
Borrowings	93,000	100,305	98,000	106,683
Advances from borrowers for taxes and insurance	233	233	352	352
Accrual interest payable	1,458	1,458	2,061	2,061

Fair Values of Financial Instruments
The Corporation in estimating fair values of financial instruments as disclosed herein used the following methods and assumptions:

Cash and Cash Equivalents
The carrying value of cash and cash equivalents approximate fair value.

Debt and Equity Securities
Fair values of debt and equity securities have been estimated using quoted market prices.

Loans Receivable
For variable rate loans and loans with relatively near term maturities (such as consumer installment loans), carrying values approximate fair values. The fair value of long-term fixed rate loans has been estimated using present value cash flows, discounted at a rate approximating current market rates and giving consideration to estimated prepayment risk and credit loss factors. The estimated fair value of loans held-for-sale is based on quoted market prices of similar instruments trading in the secondary market.

Originated Mortgage-Servicing Rights
The carrying amounts of originated mortgage-servicing rights approximate their fair values.

Accrued Interest
The carrying amounts of accrued interest receivable approximate their fair values.

Life Insurance Policies
Cash value of the policies approximates fair value.

Deposit Liabilities
The fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings
The carrying amounts of advances from the FHLB of Des Moines maturing within 90 days approximate their fair values. The carrying amounts of long-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Items
Fair value for off-balance-sheet lending commitments are based on fees currently charged to enter into, similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings. The carrying value and fair value of commitments to extend credit are not considered material for disclosure.

(15) Parent-Only Condensed Financial Information (in thousands)

The information should be read in conjunction with the other Notes to Consolidated Financial Statements. Stockholder's equity differs from the consolidated statements by the amount of the ESOP loan.

STATEMENTS OF FINANCIAL CONDITION

	September 30, 2003	September 30, 2002
ASSETS		
Cash and cash equivalents	$ 2,731	$ 1,499
Investment in subsidiaries	48,444	44,303
Loan to ESOP	76	549
Other assets	106	116
Total assets	$ 51,357	$ 46,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 94	$ 37
Stockholders' equity	51,263	46,430
Total liabilities & stockholders' equity	$ 51,357	$ 46,467

STATEMENTS OF INCOME

	Years Ended September 30, 2003	2002	2001
Income:			
Dividends from Bank Subsidiary	$ 3,000	$ 2,000	$ 3,000
Interest from:			
Bank's ESOP Plan	16	37	105
Investments	14	17	69
	3,030	2,054	3,174
Expense:			
Noninterest expense	995	473	457
Income before income taxes and equity in undistributed net income of subsidiaries	2,035	1,581	2,717
Income tax benefit	(358)	(140)	(114)
	2,393	1,721	2,831
Equity in undistributed net income of subsidiaries	3,696	4,311	902
Net income	$ 6,089	$ 6,032	$ 3,733

(16) Parent-Only Condensed Financial Information- Continued (in thousands)

STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 6,089	$ 6,032	$ 3,733
Adjustments:			
Equity in undistributed net income of subsidiaries	(3,696)	(4,311)	(902)
(Increase) decrease in other assets	10	35	(69)
Increase (decrease) in other liabilities	57	(5)	(31)
Other, including ESOP expense	542	187	296
Net cash provided by operations	3,002	1,938	3,027
Cash flows from investing activities:			
Payments received on ESOP bank loan	473	360	360
Cash flows from financing activities:			
Purchases of treasury stock	(1,016)	(1,496)	(2,488)
Proceeds from exercise of stock options	1,433	682	440
Payments of cash dividends	(2,660)	(2,173)	(1,303)
Net cash used in financing activities	(2,243)	(2,627)	(2,991)
Increase (decrease) in cash and cash equivalents	1,232	(689)	36
Cash and cash equivalents:			
Beginning of year	1,499	2,188	2,152
End of year	$ 2,731	$ 1,499	$ 2,188

Selected Quarterly Financial Data (Unaudited)
For the Three Years Ended September 30, 2003
(in thousands, except market range data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Fiscal 2003					
Interest income	$ 8,935	$ 8,557	$ 8,178	$ 7,848	$ 33,518
Interest expense	4,019	3,735	3,549	3,383	14,686
Net interest income	4,916	4,822	4,629	4,465	18,832
Provision for loan losses	288	193	305	442	1,228
Gain on sale of loans	1,126	1,306	1,269	1,343	5,044
Net income	$ 1,696	$ 1,620	$ 1,626	$ 1,147	$ 6,089
Basic earnings per share	0.77	0.72	0.72	0.50	2.70
Diluted earnings per share	0.73	0.68	0.68	0.47	2.55
Cash dividends declared per share	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 1.20
Market range:					
High bid (1)	$ 24.40	$ 24.80	$ 28.88	$ 32.09	$ 32.09
Low bid (1)	$ 19.20	$ 22.23	$ 24.07	$ 29.00	$ 19.20

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Fiscal 2002					
Interest income	$ 8,825	$ 8,712	$ 8,677	$ 8,960	$ 35,174
Interest expense	4,873	4,237	4,089	4,049	17,248
Net interest income	3,952	4,475	4,588	4,911	17,926
Provision for loan losses	150	275	203	183	811
Gain on sale of loans	1,348	862	887	1,176	4,273
Net income	$ 1,530	$ 1,375	$ 1,426	$ 1,701	$ 6,032
Basic earnings per share	0.70	0.64	0.65	0.77	2.77
Diluted earnings per share	0.67	0.61	0.61	0.74	2.63
Cash dividends declared per share	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 1.00
Market range:					
High bid (1)	$ 18.40	$ 19.78	$ 23.21	$ 22.21	$ 23.21
Low bid (1)	$ 15.77	$ 16.86	$ 18.94	$ 18.65	$ 15.77

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Fiscal 2001					
Interest income	$ 9,216	$ 9,035	$ 8,482	$ 8,577	$ 35,310
Interest expense	5,913	5,759	5,186	5,042	21,900
Net interest income	3,303	3,276	3,296	3,535	13,410
Provision for loan losses	90	705	90	192	1,077
Gain on sale of loans	372	575	769	783	2,499
Net income	$ 857	$ 577	$ 1,150	$ 1,149	$ 3,733
Basic earnings per share	0.38	0.26	0.52	0.52	1.68
Diluted earnings per share	0.37	0.25	0.50	0.50	1.61
Cash dividends declared per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.60
Market range:					
High bid (1)	$ 15.63	$ 15.38	$ 15.70	$ 17.25	$ 17.25
Low bid (1)	$ 12.36	$ 13.85	$ 13.91	$ 14.27	$ 12.36

(1) As reported by the Nasdaq Stock Market. Such over the counter quotations do not reflect inter-dealer prices without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

FSF FINANCIAL CORP.

Corporate Office
201 Main Street South
Hutchinson, MN 55350-2573
(320) 234-4500

FIRST FEDERAL fsb
Office Locations

Hutchinson Main Office
201 Main Street South
Hutchinson, MN 55350-2573
(320) 234-4500

Hutchinson South Office
905 Hwy. 15 South Frontage Road
Hutchinson, MN 55350-2573
(320) 234-4563

Buffalo Office
305 10th Avenue South
Buffalo, MN 55313-0338
(763) 682-3035

Inver Grove Heights Office
6505 Cahill Avenue East
Inver Grove Heights, MN 55076-2022
(651) 455-1553

Waconia Office
200 Hwy. 5 East Frontage Road
Waconia, MN 55387-0287
(952) 442-2141

Winthrop Office
122 East Second Street
Winthrop, MN 55396-0424
(507) 647-5356

Hastings Office
1320 South Frontage Road
Hastings, MN 55033-2426
(651) 437-6169

Apple Valley Office
14994 Glazier Avenue
Apple Valley, MN 55124-7498
(952) 432-6840

Glencoe Office
1002 Greeley Avenue
Glencoe, MN 55336-2128
(320) 864-5541

Litchfield Office
501 North Sibley Avenue
Litchfield, MN 55355-0577
(320) 693-2861

Waite Park Office
113 Waite Avenue South
Waite Park, MN 56387-0641
(320) 656-1133

Saint Cloud Office
1113 West Saint Germain Street
Saint Cloud, MN 56302
(320) 529-8878

Insurance Planners

Hutchinson Office
135 3rd Avenue Southeast
Hutchinson, MN 55350-2573
(320) 587-2299

Buffalo Office
305 10th Avenue South
Buffalo, MN 55313-0338
(763) 682-3035

Homeowners Mortgage Corporation

Vadnais Heights Office
1001 Labore Industrial Court, Suite E
Vadnais Heights, MN 55110-5114
(651) 415-1020

Hastings Office
1320 South Frontage Road
Hastings, MN 55033-2426
(651) 437-7791

BOARD OF DIRECTORS AND MANAGEMENT TEAM

Board of Directors of FSF Financial Corp. and First Federal fsb

Donald A. Glas, Co-Chair of the Board

George B. Loban, Co-Chair of the Board

Richard H. Burgart

James J. Caturia

Jerome R. Dempsey

Sever B. Knutson

Roger R. Stearns

Executive Officers of FSF Financial Corp. and First Federal fsb

Donald A. Glas
Chief Executive Officer

George B. Loban
President

Richard H. Burgart
Chief Financial Officer

Corporate Counsel
Mackall, Crounse & Moore
1400 AT&T Tower
901 Marquette Avenue
Minneapolis, MN 55402

Special Counsel
Malizia, Spidi & Fisch, P.C.
1100 New York Avenue NW
Suite 340 West
Washington, D.C. 20005

Independent Auditors
Crowe Chizek and Company LLC
One Mid America Plaza
P.O. Box 3697
Oak Brook, IL 60522-3697

FSF FINANCIAL CORP.

Financial Services Holding Company

201 Main Street South, Hutchinson, MN 55350-2573

320-234-4500
www.ffhh.com